SEC FILE NUMBER
 0-027422
CUSIP NUMBER
043136100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ARTHROCARE CORPORATION
Full Name of Registrant
Former Name if Applicable

7500 Rialto Blvd., Building Two, Suite 100
Address of Principal Executive Office (Street and Number)

Austin, TX  78735
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have determined that we are unable to file our Form 10-Q for the quarter ended September 30, 2009 by the November 9, 2009 due date and it is not expected that we will be able to make that filing within the five-day extension permitted by the rules of the Securities and Exchange Commission.

Because, as previously disclosed, we are in the process of restating our financial statements, we have not been able to complete our financial statements for the quarter ended September 30, 2009.  We do not expect to file our Form 10-Q for the quarter ended September 30, 2009 until the restatement process, the Audit Committee’s review of the scope and nature of the Company’s internal controls, and management’s review of the effectiveness of internal control over financial reporting have been completed.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Fitzgerald	(512)	391-3900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☑

Form 10-Q for the quarter ended June 30, 2008
Form 10-Q for the quarter ended September 30, 2008
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
Form 10-Q for the quarter ended June 30, 2009

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

ARTHROCARE CORPORATION.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 10, 2009	By:	/s/ David Fitzgerald
David Fitzgerald
President and Chief Executive Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the quarter ended September 30, 2009 will reflect significant changes from our results of operations for the quarter ended September 30, 2008.  Because we have not completed the restatement of our financial statements, we are unable to provide a reasonable estimate of our results of operations for the quarter ended September 30, 2009 or our results of operations for the quarter ended September 30, 2008. Accordingly, we cannot at this time estimate what significant changes will be reflected in our third quarter 2009 results of operations compared to our third quarter 2008 results of operations.